Filed by: Camden National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Northway Financial, Inc.

Commission File No.: 001-13227

The following letter was provided to employees of Camden National Corporation (“Camden”) and Northway Financial, Inc. (“Northway”) in connection with the proposed transaction between Camden and Northway.

+ Together! Northway Bank and Camden National Bank will soon become one. Building a Premier Northern New England Community Bank Our priority is YOU! Northway Bank is joining Camden National Bank to serve our customers and communities even better. Our two like-minded organizations share the same vision and values, deep local roots, and commitment to exceptional service. The union presents a unique opportunity to combine two high-quality and culturally aligned franchises with adjacent geographies, creating a premier, publicly traded, northern New England bank. Camden National Bank’s investments and forward-thinking approach will provide Northway Bank’s employees with even more sophisticated tools and services to provide even greater focus on customers, while also enriching career opportunities. Together, we’re committed to expanding our existing customer relationships through enhanced capabilities, higher lending limits, and innovative digital banking technology. This is banking at its best! What this means: Continued commitment to the communities we serve Expanded employee opportunities to grow careers and skills, complemented by an expanded benefits package Fun fact! Camden National Bank provides employees with 8 hours of Volunteer PTO and 8 hours of PTO for their Birthday Celebration Day Even more robust capabilities, including access to a broader range of products, digital tools, and financial advice platforms Greater financial management services to provide personalized strategies to grow and preserve wealth Access to a network of 74 combined locations throughout the neighboring states of New Hampshire and Maine What to expect: For now, customers and employees don’t need to do anything. All Northway Bank branches will remain open. Until the transaction closes, we will operate normally as separate banks. Over the next several months, small employee groups from both companies will work closely together to share knowledge and best practices and to finalize the transition plan. Together, we are diligently working behind the scenes to merge like technologies, as we both utilize the Jack Henry core operating system. Soon after closing, all customers will use the same banking platforms. The resulting organization will operate under the Camden National Bank name. We are committed to making the transition to Camden National Bank as seamless as possible and proactively communicating any transition steps, timelines, and much more. Timing: We anticipate completing this transition in the first quarter of 2025, subject to customary regulatory approvals and other conditions. Shortly after, a system conversion and new bank signage will follow. For Internal Use Only—Not for External Distribution.

Camden National Bank + Northway Bank

Together!

Northway Bank and Camden National Bank will soon become one.

Frequently Asked Questions

Q. What is the expected timing of the merger?

A. The merger is expected to be completed during the first quarter of 2025, subject to certain customary conditions, including the receipt of required regulatory approvals and approval by Northway shareholders. We are diligently working behind the scenes to merge technologies so that all customers will use the same banking platforms, and we expect this platform system conversion to occur shortly after the merger. The resulting organization will operate under the Camden National Bank name.

Q. Is there anything our customers need to do today?

A. For now, there are no changes in how customers bank with us, and there is no need for them to take any action. Relationship management teams will remain the same, and we remain committed to providing customers with the highest-quality service. We will communicate proactively with employees and customers on how to prepare for any transition, as needed.

Q. Will my branch be closing?

A. No, all Northway Bank branches will remain open. The combined organization will provide customers with even more locations to conduct their banking business, gaining access to a 57-branch network with over 74 combined locations and extended hours to reach a "live" customer care representative.

Q. Will your community support and involvement continue?

A. This merger will deepen our commitment to our communities. Our shared values, including a commitment to the communities we serve, make this partnership a natural fit. Additionally, Camden National Bank has committed to provide a total of $250,000 in charitable contributions in Northway Bank's market area for the 3-year period following the closing.

As of June 30, 2024:

- Northway Bank had approximately 180 employees, $1.3 billion of total assets, $1.0 billion of deposits, and $0.9 billion of loans.
- Camden National Bank had approximately 600 employees, $5.7 billion of total assets, $4.5 billion of deposits, $4.1 billion of total loans, and $2.0 billion in assets under administration.

Learn more at:
CamdenNational.bank/Welcome-to-Camden-National-Bank


Camden National Bank Branches (57)
Northway Branches (17)

For Internal Use Only - Not for External Distribution.

+ Together! Northway Bank and Camden National Bank will soon become one. Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction involving Camden and Northway. Camden intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Northway and a prospectus of Camden, and Camden will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Northway stockholders seeking the required stockholder approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NORTHWAY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by Camden with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Camden may be obtained free of charge under the “Investor Relations” section of Camden’s website at http://www.camdennational.bank. Alternatively, these documents, when available, can be obtained free of charge from Camden upon written request to Camden National Corporation, Attn: Corporate Secretary, 2 Elm Street, Camden, Maine 04843. Participants in Solicitation Camden, Northway, and certain of their respective directors and executive oï¬ƒcers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Camden’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2024, and certain other documents filed by Camden with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. For Internal Use Only—Not for External Distribution.

+ Together! Northway Bank and Camden National Bank will soon become one. Forward-Looking Statements This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about Camden’s beliefs, plans, strategies, predictions, forecasts, objectives, intentions, assumptions or expectations are not historical facts and may be forward-looking. These include, but are not limited to, statements regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Camden’s estimates of future costs and benefits of the actions it may take; Camden’s assessments of probable losses on loans; Camden’s assessments of interest rate and other market risks; Camden’s ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are often, but not always, identified by such words as “believe,” “expect,” “anticipate,” “can,” “could,” “may,” “predict,” “potential,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could diïer, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Camden and Northway. Such statements are based upon the current beliefs and expectations of the management of Camden and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Camden’s and Northway’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Camden and Northway operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Camden’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. These risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could affect Camden’s business and financial performance. Any forward-looking statement speaks only as of the date on which it is made, and Camden undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise. For Internal Use Only—Not for External Distribution.